Exhibit 99.1

AerCap Holdings N.V. Completed 122 Aircraft Transactions During the Second Quarter 2014 and Signed Over $7 Billion of Financing Year to Date

AMSTERDAM, The Netherlands; July 11, 2014 - AerCap Holdings N.V. (“AerCap,” “the Company,” NYSE: AER) today announced the completion of 122 aircraft transactions during the second quarter 2014. These include transactions of the combined company as from closing of the ILFC acquisition on May 14, 2014:

Signed lease agreements for 36 aircraft.

Delivered 28 aircraft under contracted lease agreements.

Purchased ten new aircraft, including six Boeing 737-800s, three Boeing 787-800s and one Airbus A330-300.

Closed the sale of 48 aircraft, including:

•
the sale of the Genesis Funding Limited portfolio of 37 aircraft with an average age of 13 years. AerCap continues to manage the Genesis Funding portfolio. The aircraft, which were classified as owned assets in previous transaction summaries, are now classified as managed assets.

•	one Airbus A330-300, one Airbus A340-300, one Boeing B737 classic and one B767-300ER from AerCap’s owned portfolio.

•	four Boeing 737 classics, one Boeing 757-200, one Boeing 767-300ER and one Airbus A320-200 from AerCap’s managed portfolio.

Signed financing transactions for $3 billion, including the previously announced private placement of $2.6 billion in connection with the ILFC acquisition. The total financing transactions completed year-to-date amount to $7.3 billion.

As of June 30, 2014, AerCap’s portfolio consisted of 1,680 aircraft that were either owned, managed, or under contract to purchase.

About AerCap

AerCap is the global leader in aircraft leasing and has one of the most attractive order books in the industry. AerCap serves over 200 customers in more than 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER). The company is headquartered in Amsterdam and has offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle, and Toulouse.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com